May 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Kaleyra, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 8, 2020
File No. 333-237992

Dear Mr. Crispino:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Kaleyra, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as amended, be accelerated so that the Registration Statement becomes effective at 5:00 p.m. Eastern Daylight Time on May 8, 2020, or as soon thereafter as practicable.

Very truly yours, KALEYRA, INC.

By:	/s/ Giacomo Dall’Aglio
Giacomo Dall’Aglio Chief Financial Officer

cc:	Jeffrey C. Selman